UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month(s) of June, 2000.

BELMONT RESOURCES INC.
(Translation of Registrant's Name Into English)

SEC File Number: 000-29616

#1180 - 666 Burrard Street, Vancouver, B.C. Canada V6C 2X8
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X              Form 40-F
            ----                 ----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     X             No
       ---               ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.

Exhibits

Exhibit 1 - June 16, 2000 Notice of Annual General Meeting, AGM Circular & Proxy Related Materials

Exhibit 2 - June 15, 2000 Year-End January 31, 2000 Audited Financials c/w Form 61 and Schedules B & C

Exhibit 3  -  June 28, 2000 - Form 27 Material Change Report

Exhibit 4  -  June 29, 2000 - Form 27 Material Change Report

Exhibit 1 - June 16, 2000 Notice of Annual General Meeting, AGM Circular & Proxy Related Materials

BELMONT RESOURCES INC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of BELMONT RESOURCES INC. (the "Company") will be held on July 24, 2000 at the Company's registered office located at Suite 2100-1066 West Hastings Street, Vancouver, B.C. at the hour of 10:30 a.m. (Vancouver time) for the following purposes:

1.     To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the period(s) ending January 31, 2000 together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4.     To elect directors to hold office until the next Annual General Meeting.

5. To consider and, if thought fit, approve an ordinary resolution to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the Canadian Venture Exchange and subject to acceptance by the British Columbia Securities Commission and the Canadian Venture Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.

6. To consider and, if thought fit, approve an ordinary resolution to grant incentive stock options to permitted consultants of the Company and/or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the British Columbia Securities Commission Blanket Order & Ruling #96/15 and subject to acceptance by the Canadian Venture Exchange, to ratify and approve the granting of stock options previously granted to permitted consultants of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.

7. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

8.     To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority, if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 16th day of June, 2000.

BY ORDER OF THE BOARD OF DIRECTORS OF BELMONT RESOURCES INC.

          /s/ Gary Musil
Per:
     --------------------------
        Gary Musil, Director

BELMONT RESOURCES INC.

                             INFORMATION CIRCULAR

     This information circular contains information as at June 16, 2000.

                    PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual General Meeting (the "Meeting") of the members (shareholders) of BELMONT RESOURCES INC. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

                       COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each member having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each member is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

The persons named in the accompanying Proxy are representatives of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, THE CIBC MELLON TRUST COMPANY, 1600-1066 WEST HASTINGS STREET, VANCOUVER, B.C. V6E 3X1 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

                            REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 2100-1066 West Hastings Street, Vancouver, B.C. V6E 3X2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

            INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or Senior Officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

                  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 20,653,012 common shares of the Company are presently issued and outstanding.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

                                Number of              Percentage of
Name                            Shares                 Outstanding Shares
----                            ---------              ------------------
CDS & Co.*                      14,704,718                  71.2%

CEDE & Co.*                      3,678,694                  17.8%

*the beneficial holders of shares of this company are unknown to the directors and officers of the Company.

                             ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.

Management proposes to fix the number of directors of the Company at 7 and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name, Position and Residence     Principal Occupation or Employment     Period a Director of the     Shares
                                                                        Company                      Beneficially
                                                                                                     Owned
-----------------------------------------------------------------------------------------------------------------------
Vojtech Agyagos                  Businessman                            Since December 17, 1996      189,500
North Vancouver
British Columbia, Canada
President and Director

Gary Musil                       1988-present:  Director/Secretary of   Since August 14, 1992         23,200
Vancouver                        E.T.C. Industries Ltd.; 1999-present:
British Columbia, Canada         Secretary of Montoro Resources Inc.;
                                 2000-present: Director of Montoro
                                 Resources Inc; 1990-1996: Director of
                                 Veto Resources Ltd.; 1990 - 1999:
                                 Accountant/Manager of 311180 B.C.
                                 Ltd.; 1988-1996: Director/Secretary
                                 of El Bravo Gold Mining Ltd.; Dec.
                                 1999 to present: Chief Financial
                                 Officer

Kenneth B. Liebscher             1992-present: Director/President of.   Since May 1, 1992              5,000
Vancouver,                       E.T.C. Industries Ltd.; 1998-present:
British Columbia, Canada         Director of Montoro Resources Inc.;
Director                         General Manager, U.S. & Foreign
                                 Communications Company


Peter P.H. John                  1979-present: Self-employed Since      April 11, 1996               500,000
Valladolid Spain                 industrial designer
Director

Peter E. Serck                   Businessman                            Since August 22, 1996         59,000
Toronto, Ontario, Canada
Director

Nicolo Bellanca                  1999-present: Director of E.T.C.       Since April 11, 1996         599,500
Aviano, Italy                    Industries Ltd.; 1995-present:
Director                         Director of Montoro Resources Inc.;
                                 1990-present: Tourism Director

Jake Bottay                      1987 - present: Businessman            Since February 18, 2000      Nil
West Vancouver                   1996 - present: Director of E.T.C.
British Columbia, Canada         Industries Ltd.
Director


The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada, except for Peter John who is a German resident and Nicolo Bellanca who is an Italian resident. Details of remuneration paid to the Company's executive officers is set out under the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of Gary Musil, Kenneth B. Liebscher and Peter E. Serck.

Advance notice of this meeting inviting nomination for directors of the Company as required by Section 111 of the Company Act, British Columbia, was published
                                  -----------
in the Vancouver Province Newspaper on May 29, 2000 and delivered to the British Columbia Securities Commission and the Canadian Venture Exchange.

             REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION


                        SUMMARY COMPENSATION TABLE

-----------------------------------------------------------------------------------------------------------------
                                           Annual Compensation         Long Term Compensation
                                                                     Awards              Payouts
-----------------------------------------------------------------------------------------------------------------
                                                                              Restricted
                                                    Other        Securities   Shares or
                    Jan 31                          Annual       Under        Restricted            All Other
Name and                                            Compen-      Options      Share        LTIP     Compen-
Principal            Year     Salary       Bonus    sation       Granted*     Units        Payouts  sation
Position
                    Ending      ($)         ($)       ($)          (#)          ($)         ($)       ($)
-----------------------------------------------------------------------------------------------------------------
Vojtech Agyagos      2000     54,000(1)     Nil       Nil        75,000(3)      Nil         Nil       Nil
Vojtech Agyagos      1999     54,000(1)     Nil       Nil       300,000(2)      Nil         Nil       Nil
Vojtech Agyagos      1998     54,000(1)     Nil       Nil          Nil          Nil         Nil       Nil
-----------------------------------------------------------------------------------------------------------------

1   Management Fees - amended to $4,500 per month effective April 1, 1997
2 Options were granted on February 24, 1998 and were exercisable up to February 24, 2000 at a price of $0.56 per share. 144,000 were re-priced at $0.32 on September 17, 1999.
3 Options were granted on September 17, 1999 and are exercisable up to September 17, 2001 at a price of $0.32 per share.

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.


                                  OPTION/SAR GRANTS DURING THE
                            MOST RECENTLY COMPLETED FINANCIAL YEAR

----------------------------------------------------------------------------------------------------
                                                                  Market Value
                                 % of Total                       of Securities
                  Securities     Options                          Underlying
                  Under          Granted to                       Options on
                  Options        Employees in   Exercise Price    the Date of
                  Granted        Financial      or Base Price     Grant            Expiration
 Name            (# common       Year           ($/Security)      ($/Security)     Date
                  shares)
----------------------------------------------------------------------------------------------------
Vojtech Agyagos    75,000          4.3             $0.32              Nil         September 17, 2001
----------------------------------------------------------------------------------------------------


                           AGGREGATE OPTION/SAR EXERCISES DURING
                           THE MOST RECENTLY COMPLETED FINANCIAL
                        YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

--------------------------------------------------------------------------------
                                                                 Value of
                                                              Unexercised in the
                                              Unexercised      Money Options at
                                            Options at FY-End      FY-End
                                                  (#)                ($)
              Securities    Aggregate Value
              Acquired on      Realized        Exercisable/      Exercisable/
 Name         Exercise           ($)          Unexercisable      Unexercisable
                 (#)
--------------------------------------------------------------------------------
Vojtech        24,000            Nil             219,000           $10,950
Agyagos
--------------------------------------------------------------------------------

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

     INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS
     ------------------------------------------------------------

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements attached hereto.

                           APPOINTMENT OF AUDITORS
                           -----------------------

The persons named in the enclosed Proxy will vote for the appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants, of Vancouver, British Columbia, as Auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

                              MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.


                     PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1.     Incentive Stock Options

It is the policy of the Canadian Venture Exchange that shareholder approval to the granting of options be received prior to the exercise of incentive stock options granted to directors and employees and with respect of amendments to an incentive stock option agreement if the option as originally constituted was approved by shareholders or the optionee is a director or employee of the Company at the time of the amendment.

Accordingly, shareholder approval will be sought for an ordinary resolution to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the Canadian Venture Exchange and subject to acceptance by the British Columbia Securities Commission and the Canadian Venture Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.

The shareholders of the Company will also be asked to pass a resolution at the meeting authorizing the directors to grant incentive stock options to permitted consultants of the Company and/or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the British Columbia Securities Commission Blanket Order & Ruling #96/15 and subject to acceptance by the Canadian Venture Exchange, to ratify and approve the granting of stock options previously granted to permitted consultants of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options. BOR#96/15 outlines the requirements and procedures associated with the granting of stock options to permitted consultants which include, among other things, that approval of disinterested members be provided prior to the exercise of stock options granted to a permitted consultant who is a related person (as defined in BOR#96/15). Pursuant to Canadian Venture Exchange Policies, the foregoing options must be approved by a majority of votes cast at a shareholders' meeting other than votes attached to securities beneficially owned by insiders of the Company, and associates of insiders. Non-voting and subordinate voting shares, if any, are to be given full voting rights in these circumstances. Accordingly, any person who has been granted an option as a permitted consultant which has not been previously approved by shareholders or may be granted an option as a permitted consultant prior to the next annual general meeting will not be permitted to vote on this resolution.

                          OTHER MATERIAL FACTS
                          --------------------

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

DATED this 16th day of June, 2000.

ON BEHALF OF THE BOARD OF DIRECTORS

     /s/Gary Musil
Per:
     ---------------------------
     Gary Musil, Director

                             BELMONT RESOURCES INC.


                                   PROXY
                       FOR THE ANNUAL GENERAL MEETING
                          TO BE HELD JULY 24, 2000.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY.

The undersigned member of BELMONT RESOURCES INC. (the "Company") hereby appoints Vojtech Agyagos, a director of the Company, or failing him Gary Musil, a director of the Company, or instead of the foregoing as proxyholder to attend the Annual General Meeting of the Company to be held on July 24, 2000 at the Company's registered office located at Suite 2100-1066 West Hastings Street, Vancouver, B.C. at the hour of 10:30 a.m. (Vancouver time) and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below:

1. Appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants, of Vancouver, British Columbia, as auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor.

     VOTE FOR                         VOTE WITHHELD
              ---------                             ---------
2.     Fixing the number of directors at 7.

     VOTE FOR                         AGAINST
              ---------                        ---------

3. Election of the following persons to the board of directors of the Company.

     Vojtech Agyagos          VOTE FOR     WITHHELD
                                       ---          ---
     Kenneth B. Liebscher     VOTE FOR     WITHHELD
                                       ---          ---
     Gary Musil               VOTE FOR     WITHHELD
                                       ---          ---
     Peter E. Serck           VOTE FOR     WITHHELD
                                       ---          ---
     Peter P.H. John          VOTE FOR     WITHHELD
                                       ---          ---
     Nicolo Bellanca          VOTE FOR     WITHHELD
                                       ---          ---
     Jake Bottay              VOTE FOR     WITHHELD
                                       ---          ---

4. Approval of an ordinary resolution to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the Canadian Venture Exchange and subject to acceptance by the British Columbia Securities Commission and the Canadian Venture Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.

     VOTE FOR                         AGAINST
              ---                             ---

5. Approval of an ordinary resolution to grant incentive stock options to permitted consultants of the Company and/or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the British Columbia Securities Commission Blanket Order & Ruling #96/15 and subject to acceptance by the Canadian Venture Exchange, to ratify and approve the granting of stock options previously granted to permitted consultants of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.

     VOTE FOR                         AGAINST
              ---                             ---

6. Approval of an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

     VOTE FOR                         AGAINST
              ---                             ---

7. To approve such other business as may properly come before the meeting as the proxyholder, in his sole discretion, may see fit.

     VOTE FOR                         AGAINST
              ---                             ---

The shares represented by this proxy may be voted on the above items by marking an "X" in the space provided for that purpose.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.

DATED and SIGNED this day       of,            2000.
                          -----     ----------


-------------------------------------
NAME (Please Print)     SIGNATURE


-------------------------------------              -----------------------------
Address of Member                                  Number of shares held


-------------------------------------
City/Province/Postal Code

                                       NOTES
                                       -----


1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY POLL REQUESTED BY A SHAREHOLDER OR PROXYHOLDER (PROVIDED THE INSTRUCTIONS ARE CERTAIN) OR REQUIRED BY VIRTUE OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY BEING REPRESENTED BY PROXIES AT THE MEETING THAT ARE TO BE
VOTED AGAINST A MATTER.   IF THE SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES
ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS HEREIN BY MARKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE, THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE.
IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE. IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OTHER THAN THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

2. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

3. This Proxy will not be valid unless it is dated and signed by the shareholder, by his attorney authorized in writing or by the intermediary. In the case of a corporation, this Proxy must be signed under its corporate seal or signed by a duly authorized officer or attorney of the company.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's Registrar and Transfer Agent, THE CIBC MELLON TRUST COMPANY, 1600-1066 WEST HASTINGS STREET, VANCOUVER, B.C. V6E 3X1, at least 48 hours before the time of the meeting, excluding Saturdays, Sundays and holidays, or with the Chairman of the Meeting prior to commencement of the meeting.

5.     This proxy is solicited by management of the Company.

Your name and address are shown as registered - please notify the Company of any change in your address.

Exhibit 2 - June 15, 2000 Year-End January 31, 2000 Audited Financials c/w Form
            61 and Schedules B & C



                              BELMONT RESOURCES INC.

                         CONSOLIDATED FINANCIAL STATEMENTS

                       YEARS ENDED JANUARY 31, 2000 AND 1999

                               (IN CANADIAN DOLLARS)





                                   AUDITORS' REPORT


To the Shareholders of
Belmont Resources Inc.


We have audited the consolidated balance sheets of Belmont Resources Inc. as at January 31, 2000 and 1999 and the consolidated statements of deficit, operations, and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the company as at January 31, 2000 and 1999 and the results of its operations and cash flows for each of the years then ended in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.


                                                   /s/DALE, MATHESON,CARR-HILTON

Vancouver, B.C.
June 15, 2000                                              CHARTERED ACCOUNTANTS

                             BELMONT RESOURCES INC.

             CONSOLIDATED BALANCE SHEETS  -  JANUARY 31, 2000 AND 1999

                             (IN CANADIAN DOLLARS)



                                                           2000           1999
                                                             $              $



                                      ASSETS


CURRENT ASSETS

   Cash                                                   906,785        29,809
   Term deposit                                           370,296       200,000
   Marketable securities (Note 3)                       2,100,149     3,437,100
   Accounts receivable (Note 10)                           11,266        17,436
   Refundable deposit (Note 4)                            100,000             -
   Prepaid expenses                                         6,129         3,486
                                                       ----------    ----------
                                                        3,494,625     3,687,831

MARKETABLE SECURITIES (Note 3)                                  -     2,291,400

ADVANCES (Note 5)                                               1        55,000

DEFERRED ACQUISITION COSTS (Note 13(a))                    16,040             -

CAPITAL ASSETS (Note 6)                                     5,451         3,662

RESOURCE INTERESTS (Note 7)                               634,157     5,557,846

--------------------------------------------------------------------------------
                                                        4,150,274    11,595,739





APPROVED ON BEHALF OF THE BOARD


 /s/Kenneth B. Liebscher  Director
-------------------------


 /s/Gary Musil            Director
-------------------------





                               - See Accompanying Notes -

                                  BELMONT RESOURCES INC.

                  CONSOLIDATED BALANCE SHEETS - JANUARY 31, 2000 AND 1999

                                  (IN CANADIAN DOLLARS)



                                                           2000           1999
                                                             $              $


                                       LIABILITIES

CURRENT LIABILITIES

 Accounts payable and accrued liabilities                  28,772        45,744
 Future income taxes (Note 8)                                   -       568,603
                                                       ----------    ----------
                                                           28,772       614,347

DUE TO SHAREHOLDERS                                             -           220

NON-CONTROLLING INTEREST (Note 2(a))                            -         8,673

FUTURE INCOME TAXES (Note 8)                                    -       539,837
                                                       ----------    ----------
                                                           28,772     1,163,077
                                                       ----------    ----------


                                   SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 9)                                 13,605,585    13,520,425

DEFICIT                                                (9,484,083)   (3,087,763)
                                                       ----------    ----------
                                                        4,121,502    10,432,662


                                                        4,150,274    11,595,739



COMMITMENTS (Note 11)


                            - See Accompanying Notes -

                                BELMONT RESOURCES INC.

                          CONSOLIDATED STATEMENTS OF DEFICIT

                        YEARS ENDED JANUARY 31, 2000 AND 1999

                                (IN CANADIAN DOLLARS)


                                                           2000           1999
                                                             $              $


BALANCE, beginning of year                             (3,087,763)   (7,201,139)



NET (LOSS) INCOME FOR THE YEAR                         (6,396,320)    4,113,376



BALANCE, end of year                                   (9,484,083)   (3,087,763)


                            - See Accompanying Notes -

                                BELMONT RESOURCES INC.

                        CONSOLIDATED STATEMENTS OF OPERATIONS

                         YEARS ENDED JANUARY 31, 2000 AND 1999

                                 (IN CANADIAN DOLLARS)


                                                           2000           1999
                                                             $              $


REVENUE
   Interest income                                          7,753        14,282
   Gain on sale of oil and gas property (Note 7(d))             -     5,443,750
                                                       ----------    ----------
                                                            7,753     5,458,032
                                                       ----------    ----------

EXPENSES
    Amortization                                           14,626           916
    Audit and accounting                                   10,199        13,068
    Foreign exchange loss                                  10,346         2,419
    Interest and bank charges                                 596         1,075
    Legal                                                   3,625        17,831
    Management fees                                        54,000        54,000
    Office and sundry                                      24,873         9,900
    Project investigation                                  31,755         1,077
    Regulatory and filing fees                              6,877         5,811
    Rent                                                   18,000        18,000
    Telephone and facsimile                                 5,555         6,909
    Transfer agent fees                                    12,458        12,154
    Travel and promotion                                   25,539        22,650
    Secretarial and administration services                66,715        57,995
    Shareholder relations                                  14,040        12,411
                                                       ----------    ----------
                                                          299,204       236,216
                                                       ----------    ----------

                LOSS BEFORE OTHER ITEMS                  (291,451)   (5,221,816)
                                                       ----------    ----------

                                    OTHER ITEMS
   Write-down of resource interests                    (5,017,439)            -
   Recovery of minority interest                            8,673             -
   Loss on marketable securities (Note 3)-disposals    (1,502,354)            -
                                         -write-downs    (647,407)            -
   Write-down of advances                                 (54,999)            -
   Gain on disposal of capital assets                         217             -
                                                       ----------    ----------
                                                       (7,213,309)            -
                                                       ----------    ----------

INCOME (LOSS) BEFORE INCOME TAXES                      (7,504,760)    5,221,816

FUTURE INCOME TAX PROVISION (RECOVERY)                 (1,108,440)    1,108,440


NET INCOME (LOSS) FOR THE YEAR                         (6,396,320)    4,113,376

(LOSS) EARNINGS PER SHARE (Note 2(f))-basic                 (0.32)         0.21
                                     -fully diluted           n/a          0.20



                            - See Accompanying Notes -

                                  BELMONT RESOURCES INC.

                           CONSOLIDATED STATEMENTS OF CASH FLOW

                          YEARS ENDED JANUARY 31, 2000 AND 1999

                                   (IN CANADIAN DOLLARS)


                                                           2000           1999
                                                             $              $

CASH FLOWS PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
   Net (loss) income for the year                      (6,396,320)    4,113,376
   Add non-cash items:
    Amortization                                           14,626           916
    Gain on disposal of capital assets                       (217)            -
    Future income tax provision (recovery)             (1,108,440)    1,108,440
    Loss on marketable securities                       2,149,761             -
    Gain on sale of oil and gas property                        -    (5,443,750)
    Write-down of resource interests                    5,017,439             -
    Recovery of minority interest                          (8,673)            -
    Write-down of advances                                 54,999             -
                                                       ----------    ----------
                                                         (276,825)     (221,018)
   Net changes in non-cash working capital items
    Accounts receivable                                     6,170        (6,883)
    Refundable deposit                                   (100,000)            -
    Prepaid expenses                                       (2,643)        5,250
    Accounts payable and accrued liabilities              (16,972)       (7,302)
                                                       ----------    ----------
                                                         (390,270)     (229,953)
                                                       ----------    ----------
INVESTING ACTIVITIES
   Mineral property expenditures                          (84,201)     (333,801)
   Proceeds on sale of marketable securities            1,486,090             -
   Advances                                                     -       (55,000)
   Proceeds on sale of capital assets                      24,474             -
   Acquisition of capital assets                           (2,801)            -
   Deferred acquisition costs                             (16,040)            -
                                                       ----------    ----------
                                                        1,407,522      (388,801)
                                                       ----------    ----------
FINANCING ACTIVITIES
   Issuance of share capital                               30,240       211,040
   Due to shareholders                                       (220)            -
                                                       ----------    ----------
                                                           30,020       211,040
                                                       ----------    ----------

INCREASE (DECREASE) IN CASH                             1,047,272      (407,714)

CASH, beginning of year                                   229,809       637,523

CASH, end of year                                       1,277,081       229,809

CASH REPRESENTED BY
   Cash                                                   906,785        29,809
   Term deposit                                           370,296       200,000

                                                        1,277,081       229,809


                            - See Accompanying Notes -

                                   BELMONT RESOURCES INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           YEARS ENDED JANUARY 31, 2000 AND 1999

                                   (IN CANADIAN DOLLARS)



1.     OPERATIONS
The Company's primary business is acquisition exploration and development of resource interests. Funding for operations is raised through public and private share offerings and sale of resource interests.

The Company, through its subsidiary, holds the mining rights and certain equipment for a mineral property that was previously state owned and mined by the Slovakian government. The Company is in the process of assessing the feasibility of reworking and reopening the mine. (Note 7(a)).

Future operations are dependant on the Company's ability to raise sufficient funding through share offerings, sale of investments, debt or profitable operations to support current and future expenditures.


2.     SIGNIFICANT ACCOUNTING POLICIES
     a)     Consolidation

These financial statements include the accounts and operations of Slovgold Slovakia s.r.o. (SSSRO). The Company owns 51% interest pursuant to a share acquisition agreement. (Note 7(a)). All significant intercompany transactions and balances have been eliminated. The non-controlling interest was recorded at historical cost within the subsidiary. As a result of the write-down of the resource interests (Note 7(a)), a substantial deficit exists within the subsidiary. Under GAAP a minority interest is not recognized in a deficit. Accordingly the non-controlling interest has been reversed in the current year.

          SSSRO has a fiscal year end of December 31 for government filing requirements.

The accounts and operations of SSSRO have been consolidated as at and for the periods January 1 to December 31, 1999 and 1998.

          b)     Capital assets

     Capital assets not directly associated with resource interests are recorded at cost. Amortization is provided at 20% per annum on a declining balance basis. Amortization of capital assets directly related to resource interests is capitalized in mineral interests where they relate to direct exploration expenditures.

          c)     Resource interests

Costs incurred in respect of resource interests during the exploration and development stage are capitalized together with the cost of acquisition until such time as a property is in commercial production, sold or abandoned.

The recoverable value of resource interests, as reported on the balance sheet, is dependant upon future commercial success or proceeds from disposition.

                                   BELMONT RESOURCES INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           YEARS ENDED JANUARY 31, 2000 AND 1999

                                   (IN CANADIAN DOLLARS)


2.     SIGNIFICANT ACCOUNTING POLICIES - CONT'D

          c)     Resource interests - Cont'd

The Company reviews its resource interests whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable in relation to expected future cash flows. Should an impairment in carrying amount be indicated, a write-down to estimated recoverable value would be recorded at that time. (Note 7(a))

Proceeds on dispositions of partial resource interests on properties are credited as a reduction of carrying costs. No profit or loss is realized until all the related costs have been offset by disposition proceeds. If a property is placed into commercial production, accumulated costs to production will be amortized based on units of production or depletion.

          d)     Administrative costs

Administrative costs not directly associated with resource interests are recognized as period costs and are expensed in the period incurred.

          e)     Translation of foreign currencies

The Company's functional currency is Canadian dollars. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated at exchange rates at acquisition date. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation of current monetary items are included in operations for the year.

          f)     Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding. Fully diluted earnings per share, assuming that all outstanding share purchase options were exercised at the beginning of the period, has been presented for the 1999 year, however, the effect for 2000 is anti-dilutive and no adjustment has been made.

          g)     Income taxes

The Company has adopted CICA Handbook Section 3465 "Future Income Taxes" which replaces "deferred income taxes". This accounting guideline applies retroactively to record the effects of future income taxes using the expected rate of tax payable on temporary differences between the accounting and tax basis of assets.

Future income taxes recorded for the 1999 fiscal year resulted from the recognition of a gain on sale of a resource interest where share consideration was received as proceeds. The tax payable on the disposition was deferred for income tax purposes. Current year losses and available tax loss carryforwards, have been recognized only to the extent they can be utilized to offset current and expected taxable capital gains on the sale of the shares received.

                                   BELMONT RESOURCES INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           YEARS ENDED JANUARY 31, 2000 AND 1999

                                   (IN CANADIAN DOLLARS)



2.     SIGNIFICANT ACCOUNTING POLICIES - CONT'D


          h)     Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Significant areas requiring the use of management estimates relate to the carrying value of the investment in securities and the determination of impairment of assets, and their useful lives for depreciation, amortization and income taxes. Financial results as determined by actual events could differ from those estimates.

The recorded cost of the Slovakian property was based on the estimated value of the share consideration paid. The Slovakian property has been written-down to estimated recoverable value in the current year. This value represents an estimate only. Actual recoverable value may be materially different than the carrying amount. (Note 7(a)).

          i)     Financial instruments

The Company holds short-term interest bearing deposits with maturity dates under 30 days bearing interest at current market rates. Accordingly, the fair market value of these investments are approximately equal to cost.

Other financial instruments include marketable securities (Note 3), accounts receivable, refundable deposit and accounts payable which are short-term in nature and are valued at recoverable amounts at the balance sheet date.

          j)     Risk management

The Company's largest assets at the balance sheet date are the resource interests in Slovakia held by a Slovakian subsidiary (Notes 7(a)) and the investment in securities resulting from the sale of an oil and gas interest (Note 3). The Company could accordingly, be at risk for foreign currency fluctuations, developing legal and political environments and price fluctuations in resource sector markets.

The Company does not maintain significant cash or other monetary assets or liabilities in Slovakia. The Company relies on local consultants for the management of the Slovakian interests and for legal and accounting matters.

                                   BELMONT RESOURCES INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           YEARS ENDED JANUARY 31, 2000 AND 1999

                                   (IN CANADIAN DOLLARS)


2.     SIGNIFICANT ACCOUNTING POLICIES - CONT'D

          k)     Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. The Company is not heavily reliant on computerized systems in its operations.
It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.


3.     MARKETABLE SECURITIES

                                                          2000          1999
                                                            $             $
                                                          ----           ----
   Cost                                                 2,747,556    3,437,100

   Long-term portion                                            -    2,291,400
                                                        ---------    ---------
                                                        2,747,556    5,728,500
Less: write-down to market value                          647,407            -
                                                        ---------    ---------

                                                        2,100,149    5,728,500
                                                        =========    =========

     Marketable securities are recorded at the lower of cost or market value.

The recorded value of securities received upon the sale of Maseva was discounted from the quoted market price of US$2.00 per share as the shares received are subject to a regulatory hold period.

As at the audit report date, the quoted market value of shares had declined significantly from the year end carrying value to approximately $1,430,500 Cdn. The recoverable value of the shares will be dependant on the market value and liquidity upon sale.

                                   BELMONT RESOURCES INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           YEARS ENDED JANUARY 31, 2000 AND 1999

                                   (IN CANADIAN DOLLARS)


4.     REFUNDABLE DEPOSIT

During the year, the Company entered into an initial option agreement to acquire a 25% interest in EnviGeo Trade s.r.o., a private Slovakian company that owns an oil and gas exploration license in north-eastern Slovakia. Terms of the agreement included payment by Belmont of a refundable deposit of $100,000 (paid) and an additional $400,000 payable within 90 days, subject to Belmont completing a due diligence assessment of the exploration license.

After completing its due diligence, the Company decided not to exercise its option under this agreement and requested return of the deposit on May 29, 2000.

As at June 15, 2000 the deposit had not been refunded.


5.     ADVANCES

On May 1, 1998, the Company entered into a Memorandum of Understanding with Vista Developments Ltd., a company incorporated in the Turks and Caicos Islands, British West Indies. Vista was in the process of obtaining certain rights in Eastern Europe for acquisitions of oil and gas concessions.

Pursuant to the memorandum, the Company and Vista would enter into a joint venture agreement, the terms of which have not been specified. The Company advanced $55,000 to Vista in respect of the memorandum.

As at the year end, no acquisitions or business ventures have resulted from the arrangement. Vista has acknowledged the indebtedness, however there are no specified terms of repayment.

Due to uncertainty over the ability of the company to recover the advance or realize the value through future acquisitions, the amount advanced has been written down to a nominal value of $1.


6.     CAPITAL ASSETS

                                                2000                     1999
                                                  $                        $
                                         ---------------------------------------
                                         Accumulated
                                      Cost     Amortization        Net      Net
                                     -----     ------------       ----     ----

Office furniture and equipment       9,388        3,937          5,451     3,662
                                     =====        =====          =====     =====

                                   BELMONT RESOURCES INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           YEARS ENDED JANUARY 31, 2000 AND 1999

                                   (IN CANADIAN DOLLARS)



7.     RESOURCE INTERESTS

                                                          2000          1999
                                                            $             $
                                                          ----           ----
a) Pezinok II
   Acquisition costs                                    4,918,817     4,918,817
                                                        ---------     ---------
   Exploration  costs:
     Balance, beginning of year                           420,309       342,846
     Administration                                             -         2,033
     Amortization                                               -        28,412
     Building & equipment rentals                               -        23,614
     Consulting                                             1,500           353
     Guard services                                             -         6,939
     Legal and accounting                                       -         4,698
     Mining supplies                                            -            43
     Report and maps                                            -           692
     Travel and accommodation                               3,545        10,679
                                                        ---------     ---------
                                                          425,354       420,309
                                                        ---------     ---------
     Capital assets                                       173,268       218,720
                                                        ---------     ---------
     Balance, end of year                               5,517,439     5,557,846
   Less: write-down                                    (5,017,439)            -
                                                        ---------     ---------
                                                          500,000     5,557,846
                                                        ---------     ---------

b) Lac Rocher                   # of
                                Shares      Price
                                ------      -----
 Acquisition costs    Cash      100,000      0.50          55,000             -
 Acquisition costs    Shares    100,000      0.50          50,000             -
 Finder's fee         Cash       10,000      0.50           5,500             -
 Finder's fee         Shares                                5,000             -
 Less recoveries                                          (37,500)            -
                                                        ---------     ---------
                                                           78,000             -
                                                        ---------     ---------

 Exploration costs
  Geological report                                         1,157             -
                                                        ---------     ---------
                                                           79,157             -
                                                        ---------     ---------

c) Ungava
 Acquisition costs    Cash                                 55,000             -
                                                        ---------     ---------

d) Maseva
 Acquisition costs                                              -        72,030
 Exploration costs                                              -       212,720
                                                        ---------     ---------
                                                                -       284,750
 Less: disposal of mineral property                             -      (284,750)
                                                        ---------     ---------
                                                                -             -
                                                        ---------     ---------

                                                          634,157     5,557,846
                                                        =========     =========

                                   BELMONT RESOURCES INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           YEARS ENDED JANUARY 31, 2000 AND 1999

                                   (IN CANADIAN DOLLARS)


7.   RESOURCE INTERESTS - CONT'D

a) Pezinok II Mining Concession

By agreement dated May 1, 1996 with Rudne Bane, s.p., a Slovakia State owned mining corporation, the company's 51% subsidiary acquired 100% interest in the Pezinok II mining concession, a former producing gold/antimony mine and mill, located in Pezinok, Slovak Republic.

The Company is maintaining its interest in the Pezinok II mining concessions and is seeking a joint venture partner to continue development plans.

As a result of depressed gold prices and weak resource sectors world-wide, the Company has been unable, to date, to find a joint venture partner or commit its own resources to fund the reopening of the Pezinok mine as planned.

Management feels that based on current gold prices the project is not currently viable. The mining and environmental permits for reopening the project expired at the end of 1999. The Company continues to hold the rights to the oncessions, however to reopen the mining operation new permits will be required. The Company has not abandoned its interests in the concessions, however due to uncertainty over the viability of the mining operation at current gold prices management has determined that a write-down of the carrying value of the concessions is appropriate.

The ultimate recoverable value will be dependant on future gold prices, the company's ability to finance a reopening or proceeds of disposition if sold. Additional write-down's may be required in future. Carrying values will be reviewed on a periodic basis and appropriate adjustments will be made if required.

Should the Company be unable to find a joint venture partner or raise funds to complete the planned program and reinstate its permits, the project may have to be abandoned.

A write-down of the value of the combined concessions and dedicated capital assets to estimated recoverable value of $500,000 Cdn. has been recorded in the current year.

b) Lac Rocher

The Company entered into an agreement dated March 5, 1999 for the right to acquire a 100% interest in 67 mineral claims located in the Lac Rocher area, Quebec ("property"). The agreement provides the Company the right to acquire a 100% interest in the property by payment of $55,000 (paid) and issuance of 100,000 common shares (issued) at a deemed price of $0.50 per share.

The property is subject to a 2% NSR with a 1% buy-out for $1,000,000. A production bonus of 50,000 common shares is payable within 60 days following commencement of commercial production. The buy-out and the bonus will be subject to further regulatory review and acceptance.

                                   BELMONT RESOURCES INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           YEARS ENDED JANUARY 31, 2000 AND 1999

                                   (IN CANADIAN DOLLARS)


7.   RESOURCE INTERESTS - CONT'D
b) Lac Rocher-cont'd

On March 16, 1999, the Company entered into an agreement with Montoro Resources Inc. ("Montoro") whereby Montoro has been granted an option to acquire 50% of Belmont's 100% interest in the 67 mineral claims located in the La Rocher area of Quebec. In consideration, Montoro paid Belmont $30,000 and issued 50,000 common shares subject to a one year hold period (received). In addition, Montoro was required to expend $35,000 on exploration on the property by September 30, 1999. This has been extended by subsequent agreement to September 30, 2000.

c) Ungava

On January 4, 2000, the Company entered into an option assignment agreement with Montoro Resources Inc. to acquire a 50% interest in an exploration permit in the Ungava region of Quebec.

Consideration for this acquisition is as follows:

i)    cash payments of $55,000 (paid)
ii) issuance of 50,000 common shares of the Company to Montoro subject to regulatory approval
iii) completion of a Phase I exploration program in the amount of $30,000 by September 30, 2000.

d) Maseva Property

On October 9, 1998, the Company entered into an agreement with EuroGas, Inc. to sell its 90% ownership in Maseva Gas s.r.o. in exchange for 2,500,000 common shares and warrants for the purchase of up to an additional 2,500,000 shares of EuroGas at $2.50 U.S. per share. The EuroGas, Inc. shares were assigned an accounting value of $5,728,500 for the purposes of recording the proceeds of this disposition and carrying value of the shares received. No value was assigned to the share purchase warrants. The Company retained a 22.5% working interest in the overall concession under the agreement. No contribution is required by the company under the working interest on the first two wells drilled. All costs incurred up to the date of disposition have been reversed in the accounts against the sale proceeds. The gain on disposition was recorded as follows:

                                                             $
                                                           ----

Assigned proceeds for EuroGas, Inc. shares               5,728,500
Less: costs incurred                                       284,750
                                                           -------

Net gain on disposition                                  5,443,750
                                                         =========

The Company is holding the shares for resale as marketable securities.
(Note 3).

                                   BELMONT RESOURCES INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           YEARS ENDED JANUARY 31, 2000 AND 1999

                                   (IN CANADIAN DOLLARS)


8.   INCOME TAXES

Future income tax expense results from temporary differences between the recognition of expenses for tax and financial statement purposes as explained in
Note 2(g)).  The sources of these differences are as follows:

                                                 2000                1999
                                                   $                   $
                                               -------            ----------
Excess of accounting cost over tax
 cost of marketable securities                 211,867            1,796,440

Excess of amortization over tax
 allowance claimed                              (8,877)              (2,600)

Tax loss carryforward applied                        -             (489,690)

Current deduction of capitalized
 resource expenditures                        (202,990)            (195,710)
                                               -------            ----------
                                                     -            1,108,440
Less: current                                        -              568,603
                                               -------            ----------

                                                     -              539,837
                                               =======            ==========

As the criteria for recording the future income tax benefits resulting from available unutilized tax losses carried forward have not been satisfied. No future income tax benefit has been recorded for the current year.

9.   SHARE CAPITAL

a) Authorized
   50,000,000 common shares at no par value

b) Issued

                                           2000                     1999
                                   --------------------   ----------------------
                                                    $                      $
                                   Number      Amount       Number       Amount
Balance, beginning of year       19,600,012   13,520,345  19,223,012  13,309,305

Issued during the year for:

 Property acquisitions       i)     110,000       55,000           -           -

 Stock options exercised    ii)      54,000       30,240    377,000      211,040
                                 ----------    -----------  ---------- ---------
Balance, end of year             19,764,012   13,605,585  19,600,012  13,520,345
                                 ==========   ==========  ==========  ==========

                                   BELMONT RESOURCES INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           YEARS ENDED JANUARY 31, 2000 AND 1999

                                   (IN CANADIAN DOLLARS)


9.   SHARE CAPITAL - CONT'D

          i) During the year, 100,000 common shares were issued for a resource acquisition and 10,000 common shares were issued for a finder's fee. The shares were issued at a deemed price of $0.50 per share.

          ii) During the year, 54,000 stock options were exercised at a price of $0.56 per shares.

c)   Stock Options (Note 13(d))

At the year end, the Company had share purchase options outstanding to directors and employees as follows:

          Number of             Exercise             Expiry
          Shares                Price                Date
          ---------             --------             ------

          889,000                0.32         February 24, 2000 (exercised)
          850,000                0.32         September 17, 2001
          230,000                0.32         January 13, 2002
        -----------

        1,969,000
        =========

d) Escrow and pooled shares

There are no shares held in escrow or subject to pooling agreements as at the year end.

10.   RELATED PARTY TRANSACTIONS

a) During the year the Company incurred:
           i) $58,420(1999-$55,350) for administrative services charged by a company controlled by a director, and $18,000 (1999-$18,000) for rent to another company controlled by a director.
           ii) $54,000 (1999-$54,000) in management and consulting fees were charged by a director of the Company

b) Included in accounts receivable are:
           i) an amount of $2,367 (1999-$2,742) owing by a corporation controlled by two directors of the Company.
           ii) an amount of $Nil (1999-$798) owing by a corporation controlled by a director of the Company.

c) Included in accounts payable at January 31, 2000 is an amount of $4,745 (1999-$1,280) due to two directors and a company controlled by a director.

d) Related party transactions have been recorded at their dollar exchange amount.

(See Notes 11 and 13).

                                   BELMONT RESOURCES INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           YEARS ENDED JANUARY 31, 2000 AND 1999

                                   (IN CANADIAN DOLLARS)


11. COMMITMENTS


a) In January 1997, the Company entered into a two year management agreement, renewable for a further two years, with a director to provide management and consulting services. The agreement provides for compensation of $4,500 per month.

b) The Company entered into an office rental agreement with a company controlled by a director. The Company pays $1,500 per month renewable on a monthly basis.

c) Acquisition (Note 13(a)).



12. SEGMENTED INFORMATION


Identifiable assets by geographic location:            2000             1999
                                                        $                 $
                                                       ----             ----

                     Canada                         3,504,538        6,026,997
                     Slovakia                         645,736        5,568,742
                                                   ----------        ---------

                                                    4,150,274       11,595,739
                                                   ==========       ==========


13. SUBSEQUENT EVENTS


a) The Company signed an agreement on February 26, 2000 with vendors to acquire a 57% interest in Rozmin s.r.o., a private Slovakian mining company which controls a talc deposit in the eastern Slovak Republic. The total cash consideration for the transaction is 2,850,000 German marks ($2.061 million Cdn.).

A finder's fee of 150,000 German marks ($104,240 Cdn.) has been paid.

Regulatory approval was received April 3, 2000 and the acquisition completed in two stages in mid April, 2000.

As at the year end, $16,040 in costs had been incurred in connection with due diligence and legal services.

                                   BELMONT RESOURCES INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           YEARS ENDED JANUARY 31, 2000 AND 1999

                                   (IN CANADIAN DOLLARS)



13. SUBSEQUENT EVENTS-CONT'D


The acquisition will be accounted for using the purchase method. Unaudited pro-forma information at April 30, 2000 relating to the acquisition is as follows:

Tangible assets to be acquired (book value):            $
                                                       ----

       Cash                                          120,863
       Other current assets                           53,871
       Mineral interests                           2,039,568
       Capital assets                                 30,624
                                                 -----------
                                                   2,244,926
                                                 -----------

Direct liabilities to be acquired:

       Accounts payable and other                    243,551
       Minority interest                             860,591
                                                 -----------
                                                   1,104,142
                                                 -----------

       Net assets to be acquired                   1,140,784
       Purchase consideration                      2,181,293
                                                 -----------

       Excess consideration to be allocated
        to mineral interests                       1,040,509
                                                 ===========


       Transactions between the acquisition date of April 14, 2000 and April 30, 2000 are not material.

b) 889,000 shares were issued for stock options exercised for proceeds of $284,480.

c) The Company sold 565,800 Eurogas, Inc. shares for net proceeds of $882,653.

d) 75,000 stock options were granted to directors and employees at a price of $0.50 per share expiring in February 18, 2002.

e) On April 24, 2000, the Company, through one of its directors, advanced a refundable deposit of $150,000 in respect of an oil concession in Eastern Europe. After completing due diligence, the Company decided not to proceed. The deposit was refunded plus interest in May 2000.

f) In April 2000, the Company received short-term loans totalling $100,000 from a director and a company controlled by a person related to the director. The loans were repaid in May 2000.

                                   BELMONT RESOURCES INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           YEARS ENDED JANUARY 31, 2000 AND 1999

                                   (IN CANADIAN DOLLARS)


14. NON-CASH TRANSACTIONS

During the year the Company had the following non-cash transactions:

a) Issuance of share capital for resource interest acquisition.       $55,000
b) Receipt of marketable securities for recovery of mineral
   interest acquisition costs                                           7,500

15. LOSS CARRY FORWARD

The Company has available non capital losses which may be carried forward to apply against future income for tax purposes as follows:


                                                   Amount
        Available to                                 $
        ------------                               ------
           2001                                    94,776
           2002                                    64,238
           2003                                    37,715
           2004                                   245,827
           2005                                   255,447
           2006                                   218,599
           2007                                   259,655
                                                ---------
                                                1,176,257
                                                =========

The future potential income tax benefits of these losses has not been recorded in these financial statements.

16. COMPARATIVE FIGURES

Certain of the 1999 comparative figures have been reclassified to conform with current presentation.


Quarterly Report FORM 61

ISSUER DETAILS

For Quarter Ended:          January 31, 2000

Date of Report:             June 15, 2000

Name of Issuer:             BELMONT RESOURCES INC.

Issuers Address:            #1180 - 666 Burrard Street
                            Vancouver, B.C. V6C 2X8

Issuer Fax Number:          604-683-1350

Issuer Phone Number:        604-683-6648


Contact Person:             Gary Musil

Contact Position:           Secretary/Director

Contact Telephone Number:   604-684-6648

--------------------------------------------------------------------------------
CERTIFICATE

The One/Two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
--------------------------------------------------------------------------------

Directors Name:             Gary Musil              Date Signed:   June 20, 2000

Directors Name:             Kenneth B. Liebscher    Date Signed:   June 20, 2000

                                   BELMONT RESOURCES INC.
                                      (the "Company")

                                                                     SCHEDULE B:
                                  SUPPLEMENTARY INFORMATION

1) DEFERRED EXPLORATION & DEVELOPMENT COSTS AND RELATED PARTY TRANSACTIONS DURING THE QUARTER ENDED JANUARY 31, 2000 AND CURRENT FISCAL YEAR-TO-DATE:

   Deferred exploration & development - Costs are related to work on the Pezinok
   ----------------------------------
   gold/antimony mineral property, the Lac Rocher nickle/cobalt property, and other project investigation costs.

   Related Party Transactions - See Note 10 accompanying the January 31, 2000
   --------------------------
   year-end audited financials.

2) a) SECURITIES ISSUED DURING THE QUARTER ENDED JANUARY 31, 2000:

--------------------------------------------------------------------------------
Date of  Type of                       No. of      Price     Total  Type of
Issue    Security  Type of Issue   Shares Issued  Share   Proceeds Consideration
--------------------------------------------------------------------------------
                                         NIL
--------------------------------------------------------------------------------


b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED JANUARY 31, 2000:

--------------------------------------------------------------------------------
Date of    No. of Shares     Director or Employee   Exercise Price   Expiry Date
Issue
--------------------------------------------------------------------------------
                             Nimrod Investments Ltd.
Jan 13/00      200,000           (James Wall)            $0.32     Jan. 13, 2002
--------------------------------------------------------------------------------
                              Duster Capital Corp.
Jan 13/00       30,000           (Dusan Berka)           $0.32     Jan. 13, 2002
--------------------------------------------------------------------------------


3) a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JANUARY 31, 2000:

   The Company has authorized share capital of 50,000,000 common shares with no par value.
   The Company has issued and allotted shares of its capital stock totalling 19,764,012.

b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JANUARY 31, 2000:

--------------------------------------------------------------------------------
Security              Number            Exercise Price           Expiry Date
--------------------------------------------------------------------------------
Options              889,000                $0.32              February 24, 2000
--------------------------------------------------------------------------------
Options              850,000                $0.32             September 17, 2001
--------------------------------------------------------------------------------
Options              230,000                $0.32               January 13, 2002
--------------------------------------------------------------------------------

c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JANUARY 31, 2000:

-   Common shares in escrow - NIL


d) LIST OF DIRECTORS AS AT JANUARY 31, 2000:

           Vojtech Agyagos             President/Director
           Gary Musil                  Secretary/Director
           Kenneth B. Liebscher        Director
           Peter P.H. John             Director
           Nicolo Bellanca             Director
           Peter E. Serck              Director
           Jake Bottay                 Director

<APGE>

BELMONT RESOURCES INC.
(the "Company")

Form 61 Quarterly Report
SCHEDULE C:
MANAGEMENT DISCUSSION

REVIEW OF OPERATIONS IN THE QUARTER ENDED JANUARY 31, 2000 AND UP TO THE DATE OF THIS REPORT:

Nature of Business:

At the Pezinok II mining concession the Company is inviting joint venture partners to fund further metallurgical testing work, partners who have financial resources and expertise, with the Company retaining an interest in the project.

With low gold prices causing major gold mine closures, management felt it wise to pursue other exploration activity such as oil and gas. In March 1998 the Company entered into an agreement to acquire the rights to explore for oil and gas in a 209,950-acre concession area in eastern Slovakia, and subsequently sold its interest to EuroGas Inc.

In March 1999 the Company acquired a mineral property in the Lac Rocher area of Quebec where a recent nickle/cobalt discovery was announced and 50% interest in an exploration permit in the Ungava region of Northern Quebec where Falconbridge has been producing nickle since December 1997.

Investor Relations Activities:

There were no new investor relation's activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases to the media, interested shareholders, investors, and brokers. No investor relation's arrangements or contracts were entered into during the quarter.

Significant Events & Transactions:

(a) Acquisitions & Dispositions:

    See section (c) following - March 1 and April 24, 2000 news releases.

(b) Material Expenditures:

The major increases were:   Office & Administrative services $91,588 in 1999
($67,895 in 1998). These were mainly due to costs incurred in preparation of the 20-F filing with the U.S. Securities and Exchange Commission (the "SEC") and the year-end audited financials. An increase of $30,678 in property investigation costs was as a result of the Company's review and due diligence of numerous prospects in order to acquire one of significance. Overall operating costs increased 26.7% ($62,988) more than 1998.

(c) News Releases & Material Change Reports:

March 1, 2000 - The Company announces that it has now signed an agreement with Dorfner Firmengruppe (32.5%) and OSTU Industriemineral a division of Thyssen Schachtbau GMBH (24.5%) of Germany to acquire 57% of Rozmin s.r.o. of the Slovak Republic. The balance of 43% ownership in Rozmin is held by Rima Muran s.r.o., a subsidiary of EuroGas Inc. Rozmin s.r.o. a private Slovak mining company controls the massive Gemerska Poloma talc deposit with an estimated 150 million ton talc carbonate reserve in Eastern Slovak Republic. This talc deposit ranks as one of the largest in the world. The acquisition price will be 2.85 million DEM (German marks), approximately $2.06 million Cdn.

An evaluation and analysis of the feasibility study completed by Hansa GeoMin Consult of Germany indicated that the European market requires over 1.2 million tons of talc per year to supply the paper, plastics and paint industries. With the estimated 30 million tons of contained talc at an average selling price of 500 DEM/ton ($375 Cdn. per ton) the value is significant. The Company intends to proceed with the first stage of mine development in the western part of the orebody with 5.9 million tons of mineralized talc rock containing 1.6 million tons of talc. Based on the high-grade reserves at a cut-off grade of 40%, the mine layout is designed for a yearly capacity of 130,000 tpy.

April 24, 2000 - Further to our News Release of March 1, 2000 we are pleased to announce that we have completed the purchase of a major industrial mineral deposit in the Slovak Republic by way of cash payments. The carbonate type deposit and resulting purity of the valuable mineral enhances the efficiency of the benefication process and allows a higher purity to be attained in the final project.

The proven configuration of the mineralized ore body extends in an East-West direction over 1,000 metres and North-South about 800 metres, with a thickness of approx. 400 metres. The deposit averages around 200 metres in depth. In consideration of the spatial dimensions and the average carbonate/talc ratio of 4:1 this deposit can be classified as massive.

Talc is one of the most valuable industrial minerals. It is widely used in industry as a filler in plastics for the automobile industry, in paper production and in the production of paints and lacquers as well as in the cosmetic and pharmaceutical industry.

This project is positively received and supported by the regional government agencies and political representatives alike, with the project boosting the local economy and providing employment for local residents. The Company will now begin review of the development plans in place and proceed with the first stage of mine development in the western part of the orebody within the next 6 weeks.

Belmont is an International Resource Company that controls a gold/antimony property and has a working interest with EuroGas, Inc. on an oil/gas concession in the Slovak Republic. Belmont also holds interest in two nickle, cobalt, PGE prospects in Quebec.
For a discussion of the contingencies and uncertainties to which information respecting future events is subject, see Belmont's 1999 annual report on Form 20F and other SEC reports.

(d) Breaches of corporate, securities or other laws, or of an Issuer's listing
    agreement with the Vancouver Stock Exchange:             None

(e) Regulatory Approval:

   (i) On February 3, 2000 the Company received acceptance from the Canadian Venture Exchange ("CDNX") for filing the 230,000 options granted at a price of $0.32 expiring January 13, 2002.
   (ii) On February 8, 2000 the Company received acceptance from the CDNX for filing an Initial Agreement with McCallan Oil & Gas GesmbH and Sierra International Group to acquire a 25% interest in a Slovakian oil exploration company.
   (iii) On February 15, 2000 the Company received acceptance from the CDNX for filing an Option Assignment Agreement dated January 4, 2000 between the Company and Montoro Resources Inc. ("MNQ") regarding mineral property in Ungava, Quebec.

   (iv) On March 2, 2000 the Company received acceptance from the CDNX for filing the 75,000 options as proposed at a price of $0.50 expiring February 18, 2002.

   (v) On April 3, 2000 the Company received acceptance from the CDNX for filing two agreements relating to the acquisition of 57% of the shares in a private Slovakian mining Company which controls the Gemerska - Poloma talc deposit.


(f) Working Capital:

    Year ending working capital is in excess of $3,466,000.

(g) General:

   (i) On March 29, 2000 the Company published advance notice of its upcoming Annual General Meeting to be held July 24, 2000.


   (ii)  Uncertainty Due to the Year 2000 Issue:

See note 2 (k) accompanying the January 31, 2000 year-end audited financials.

Exhibit 3 - June 28, 2000 - Form 27 Material Change Report

FORM 27
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1. REPORTING ISSUER
Belmont Resources Inc. (the "Company")
1180 - 666 Burrard Street
Vancouver, BC
V6C 2X8

ITEM 2. DATE OF MATERIAL CHANGE
June 28, 2000

ITEM 3. PRESS RELEASE
Issued June 28, 2000 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE
Further to the News Release dated February 16, 2000 announcing the acceptance for filing an option assignment agreement dated January 4, 2000 between the Company and Montoro Resources Inc. ("MNQ") the Company has issued the 50,000 shares to MNQ as required in the agreement.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

UNGAVA PROPERTY AGREEMENT COMPLETED
Further to the News Release dated February 16, 2000 announcing the acceptance for filing an option assignment agreement dated January 4, 2000 between the Company and Montoro Resources Inc. ("MNQ") the Company has issued the 50,000 shares to MNQ as required in the agreement. This completes the cash and share consideration for the property acquisition. The shares did not have a hold period as they were issued four months after CDNX approval and the Company is a qualified issuer in accordance with BOR #98/7.

ITEM 6. RELIANCE ON SECTION 67(2) OF THE ACT
This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION
There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER
Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR
The foregoing accurately discloses the material change referred to herein.

/s/ GARY MUSIL
Gary Musil, Secretary
DATED this 28th day of June, 2000.

Exhibit 4 - June 29, 2000 - Form 27 Material Change Report


FORM 27
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1. REPORTING ISSUER
Belmont Resources Inc. (the "Company")
1180 - 666 Burrard Street
Vancouver, BC
V6C 2X8

ITEM 2. DATE OF MATERIAL CHANGE
June 29, 2000

ITEM 3. PRESS RELEASE
Issued June 29, 2000 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE
Gary Musil reports that an onsite visit by Mr. James J. McDougall, P.Eng of Vancouver, B.C. to the Gemerska Poloma talc deposit in Slovakia produced the following report The Company is also very pleased to announce that they have signed a Letter of Intent with Gebruder Dorfner GmbH & Co. regarding the future sale and marketing of the talc industrial mineral.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Slovak Republic Talc Project Update
Gary Musil reports that an onsite visit by Mr. James J. McDougall, P.Eng of Vancouver, B.C. to the Gemerska Poloma talc deposit in Slovakia produced the following report:

'The deposit through which a number of large diameter drill holes have been completed since the early 1990's has been very well documented with quality engineering and geology. The studies appear to be of very high quality particularly with respect to both the use of '3D' computerized geometry and extensive sampling/metallurgical testing of very large core samples of material (talc, and the bounding magnesite).

The unusually high grade and size of the deposit will allow selective mining based on current prices of the product. I consider the overall project a very worthwhile endeavour and Belmont should proceed with advancing the mine plan as soon as possible to get this property into production.'

Tender documents are being prepared for the main decline work to the western part of the orebody. The 4.5 x 4 metre size decline at 12% grade will total approx. 1400 metres in length and is expected to begin within two months. Other work to begin immediately will be the portal site clearance and clearing of underbrush along the existing powerline. The Company is very fortunate to have a 20,000 volt powerline in place right up to the portal site. The powerline was built by the state mining company who were originally exploring (using electric drills) the talc deposit in the early 1990's.

Other:
------
The Company is also very pleased to announce that they have signed a Letter of Intent with Gebruder Dorfner GmbH & Co. regarding the future sale and marketing of the talc industrial mineral. This is a significant step in this very lucrative market. The Dorfner Group has developed over the past one hundred years, production of talc, kaolin, quartz and feldspar. They now process and market over 240 industrial minerals and other products throughout 38 countries.

A Dorfner subsidiary, Kaolin-und Quartzsand-Werke KG has been actively providing, processing and marketing talc for the paper, paint and lacquer industries, and for its use in special applications; hence the company possesses valuable know-how and international business connections in this field. The distribution company confers the exclusive distribution rights for the paper - and rotogravure industry and for the sector paints and lacquers to Gebruder Dorfner for Germany, Austria, Switzerland and the Benelux Countries.

ITEM 6. RELIANCE ON SECTION 67(2) OF THE ACT
This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION
There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER
Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR
The foregoing accurately discloses the material change referred to herein.

/s/ GARY MUSIL
Gary Musil, Secretary
DATED this 29th day of June, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
                                    -------------------------------
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belmont Resources Inc.
(Registrant)

Date  June 29, 2000


By  /s/ GARY MUSIL
(Signature)
Gary Musil, Secretary/Director